FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for May 2018

On a YoY basis, passenger traffic increased 4.4% in Mexico, and decreased 3.0% in Puerto Rico and 2.8% in Colombia

Mexico City, Jun 6, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for May 2018 increased 1.6% when compared to May 2017. Passenger traffic rose 4.4% in Mexico, and declined 3.0% in San Juan and 2.8% in Colombia.

This announcement reflects comparisons between May 1 through May 31, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	May		% Chg	Year to Date		% Chg
	2017	2018		2017	2018
Mexico	2,552,127	2,665,172	4.4	13,108,545	14,061,979	7.3
Domestic Traffic	1,209,881	1,314,755	8.7	5,482,237	6,060,848	10.6
International Traffic	1,342,246	1,350,417	0.6	7,626,308	8,001,131	4.9
San Juan, Puerto Rico	732,411	710,605	(3.0)	3,831,935	3,264,857	(14.8)
Domestic Traffic	648,469	643,154	(0.8)	3,375,694	2,951,109	(12.6)
International Traffic	83,942	67,451	(19.6)	456,241	313,748	(31.2)
Colombia	852,790	828,652	(2.8)	4,216,654	4,021,865	(4.6)
Domestic Traffic	745,236	703,252	(5.6)	3,686,219	3,401,904	(7.7)
International Traffic	107,554	125,400	16.6	530,435	619,961	16.9
Total Traffic	4,137,328	4,204,429	1.6	21,157,134	21,348,701	0.9
Domestic Traffic	2,603,586	2,661,161	2.2	12,544,150	12,413,861	(1.0)
International Traffic	1,533,742	1,543,268	0.6	8,612,984	8,934,840	3.7

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Mexico Passenger Traffic

		May		% Chg	Year to Date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,209,881	1,314,755	8.7	5,482,237	6,060,848	10.6
CUN	Cancun	666,656	733,343	10.0	2,887,667	3,268,256	13.2
CZM	Cozumel	7,688	11,585	50.7	47,266	60,698	28.4
HUX	Huatulco	59,067	55,305	(6.4)	254,168	272,482	7.2
MID	Merida	158,189	185,908	17.5	780,033	879,149	12.7
MTT	Minatitlan	18,036	17,516	(2.9)	83,390	78,389	(6.0)
OAX	Oaxaca	60,655	64,457	6.3	291,473	338,713	16.2
TAP	Tapachula	23,645	25,877	9.4	120,246	120,806	0.5
VER	Veracruz	110,000	121,280	10.3	506,422	561,678	10.9
VSA	Villahermosa	105,945	99,484	(6.1)	511,572	480,677	(6.0)
International Traffic		1,342,246	1,350,417	0.6	7,626,308	8,001,131	4.9
CUN	Cancun	1,284,817	1,290,911	0.5	7,165,756	7,513,129	4.8
CZM	Cozumel	29,579	26,031	(12.0)	209,570	200,312	(4.4)
HUX	Huatulco	1,676	2,197	31.1	96,432	98,750	2.4
MID	Merida	11,974	15,261	27.5	76,229	97,272	27.6
MTT	Minatitlan	514	587	14.2	2,889	2,769	(4.2)
OAX	Oaxaca	3,770	6,190	64.2	27,618	40,588	47.0
TAP	Tapachula	981	1,171	19.4	5,863	7,081	20.8
VER	Veracruz	5,738	5,188	(9.6)	26,670	26,211	(1.7)
VSA	Villahermosa	3,197	2,881	(9.9)	15,281	15,019	(1.7)
Traffic Total Mexico		2,552,127	2,665,172	4.4	13,108,545	14,061,979	7.3
CUN	Cancun	1,951,473	2,024,254	3.7	10,053,423	10,781,385	7.2
CZM	Cozumel	37,267	37,616	0.9	256,836	261,010	1.6
HUX	Huatulco	60,743	57,502	(5.3)	350,600	371,232	5.9
MID	Merida	170,163	201,169	18.2	856,262	976,421	14.0
MTT	Minatitlan	18,550	18,103	(2.4)	86,279	81,158	(5.9)
OAX	Oaxaca	64,425	70,647	9.7	319,091	379,301	18.9
TAP	Tapachula	24,626	27,048	9.8	126,109	127,887	1.4
VER	Veracruz	115,738	126,468	9.3	533,092	587,889	10.3
VSA	Villahermosa	109,142	102,365	(6.2)	526,853	495,696	(5.9)

U.S. Passenger Traffic, San Juan Airport (LMM)
		May		% Chg	Year to Date		% Chg
		2017	2018		2017	2018
SJU Total		732,411	710,605	(3.0)	3,831,935	3,264,857	(14.8)
Domestic Traffic		648,469	643,154	(0.8)	3,375,694	2,951,109	(12.6)
International Traffic		83,942	67,451	(19.6)	456,241	313,748	(31.2)

Colombia Passenger Traffic Airplan
		May		% Chg	Year to Date		% Chg
		2017	2018		2017	2018
Domestic Traffic		745,236	703,252	(5.6)	3,686,219	3,401,904	(7.7)
MDE	Rionegro	534,386	497,674	(6.9)	2,625,439	2,383,611	(9.2)
EOH	Medellin	79,723	83,321	4.5	408,517	414,248	1.4
MTR	Monteria	81,096	71,382	(12.0)	389,487	350,192	(10.1)
APO	Carepa	18,547	16,506	(11.0)	85,520	78,389	(8.3)
UIB	Quibdo	25,460	27,371	7.5	145,571	141,140	(3.0)
CZU	Corozal	6,024	6,998	16.2	31,685	34,324	8.3
International Traffic		107,554	125,400	16.6	530,435	619,961	16.9
MDE	Rionegro	107,554	125,400	16.6	530,435	619,961	16.9
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		852,790	828,652	(2.8)	4,216,654	4,021,865	(4.6)
MDE	Rionegro	641,940	623,074	(2.9)	3,155,874	3,003,572	(4.8)
EOH	Medellin	79,723	83,321	4.5	408,517	414,248	1.4
MTR	Monteria	81,096	71,382	(12.0)	389,487	350,192	(10.1)
APO	Carepa	18,547	16,506	(11.0)	85,520	78,389	(8.3)
UIB	Quibdo	25,460	27,371	7.5	145,571	141,140	(3.0)
CZU	Corozal	6,024	6,998	16.2	31,685	34,324	8.3

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 6, 2018